UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 22, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                      Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                      No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐                      No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-216272, 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022 AND 333-221507) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated December 4, 2017

•	Press Release dated December 11, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: December 22, 2017	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Announces $400 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, December 4, 2017 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) (“Enbridge” or the “Company”) today announced that it has entered into an agreement with a group of underwriters to sell $400 million Cumulative Redeemable Minimum Rate Reset Preference Shares, Series 19 (the “Series 19 Preferred Shares”) at a price of $25.00 per share for distribution to the public. Closing of the offering is expected on or about December 11, 2017.

The holders of Series 19 Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.225 per share, payable quarterly on the first day of March, June, September and December, as and when declared by the Board of Directors of Enbridge. The Series 19 Preferred Shares are expected to yield 4.90 percent per annum for the initial fixed rate period to, but excluding, March 1, 2023. The first quarterly dividend payment date is scheduled for March 1, 2018. The dividend rate will reset on March 1, 2023 and every five years thereafter at a rate equal to the sum of the then five-year Canadian Government bond yield plus 3.17 percent, provided that, in any event, such rate shall not be less than 4.90 percent per annum. The Series 19 Preferred Shares are redeemable by Enbridge, at its option, on March 1, 2023 and on March 1 of every fifth year thereafter.

The holders of Series 19 Preferred Shares will have the right to convert their shares into Cumulative Redeemable Preference Shares, Series 20 (the “Series 20 Preferred Shares”) on March 1, 2023 and on March 1 of every fifth year thereafter, subject to certain conditions. The holders of Series 20 Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the 90-day Government of Canada Treasury bill rate plus 3.17 percent.

Enbridge has granted to the underwriters an option to purchase up to an additional four million Series 19 Preferred Shares at a price of $25.00 per share, exercisable at any time up to 48 hours prior to the closing of the offering.

The offering is being made only in Canada by means of a prospectus supplement to the base shelf prospectus of the Company dated September 14, 2017. Proceeds are expected to be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Company and its affiliates.

The syndicate of underwriters is led by Scotiabank, BMO Capital Markets, CIBC Capital Markets, and National Bank Financial.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

FORWARD LOOKING STATEMENTS

Certain information provided in this news release constitutes forward-looking information. Forward-looking information, or forward-looking statements, contained in this news release include, but are not limited to, statements with respect to the offering, including the closing date thereof, the expected use of proceeds and dividends. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar words suggesting future outcomes or statements regarding an outlook.

Although Enbridge believes that these statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions, risks and uncertainties include but are not limited to the following: timing and completion of the offering; estimated future cash flow and dividends; expected available cash flow from operations; financial strength and flexibility; debt and equity market conditions; project construction and completion; in-service dates; operating performance; regulatory parameters and approvals; weather; economic and competitive conditions; exchange rates, inflation and interest rates; changes in tax law and tax rates; counterparty risk; and supply of and demand for crude oil; natural gas, natural gas liquids and renewable energy; and commodity prices. A further discussion of the risks and uncertainties facing Enbridge can be found in Enbridge’s filings with Canadian and United States securities regulators.

Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

ABOUT ENBRIDGE INC.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline; accounts for approximately 65% of U.S.-bound Canadian crude oil exports; and moves approximately 20% of all natural gas consumed in the U.S., serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.6 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity in North America and Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Media Suzanne Wilton (403) 231-7385 or Toll Free: (888) 992-0997 Email: suzanne.wilton@enbridge.com	Enbridge Inc. – Investment Community Jonathan Gould (403) 231-3916 or Toll Free: (800) 481-2804 Email: jonathan.gould@enbridge.com

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NEWS RELEASE

Enbridge Announces Closing of $500 Million Preferred Share Offering, Inclusive of the Exercise of Underwriters’ Option

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, December 11, 2017 - Enbridge Inc. (TSX:ENB) (NYSE:ENB) (Enbridge or the Company) today announced that it has closed its previously announced public offering (the Offering) of Cumulative Redeemable Minimum Rate Reset Preference Shares, Series 19 (the Series 19 Preferred Shares) through a syndicate of underwriters led by Scotiabank, BMO Capital Markets, CIBC Capital Markets and National Bank Financial. Enbridge issued 20 million Series 19 Preferred Shares, inclusive of 4 million Series 19 Preferred Shares issued on full exercise of the underwriters’ option, for gross proceeds of $500 million. The Series 19 Preferred Shares will begin trading on the Toronto Stock Exchange (TSX) today under the symbol ENB.PF.K. Proceeds from the Offering are expected to be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Company and its affiliates.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

FORWARD LOOKING STATEMENTS

Certain information provided in this news release constitutes forward-looking information. Forward-looking information, or forward-looking statements, contained in this news release include, but are not limited to, statements with respect to the expected use of proceeds of the Offering and the date on which the Series 19 Preferred Shares will begin trading on the TSX. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar words suggesting future outcomes or statements regarding an outlook. Although the Company believes that these statements are based on information which is current, reasonable and complete, these statements are necessarily subject to a variety of assumptions, risks and uncertainties. Material assumptions, risks and uncertainties include but are not limited to the following: regulatory approvals not being obtained in the manner or timing anticipated, the state of domestic capital markets, changes in general market conditions and other factors more fully described from time to time in the reports and filings made by the Company with Canadian and United States securities regulators. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

ABOUT ENBRIDGE INC.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline; accounts for approximately 65% of U.S.-bound Canadian crude oil exports; and moves approximately 20% of all natural gas consumed in the U.S., serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.6 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has interests in more than 2,500 MW of net renewable generating capacity in North America and Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Media Suzanne Wilton (403) 231-7385 or Toll Free: (888) 992-0997 Email: suzanne.wilton@enbridge.com	Enbridge Inc. – Investment Community Jonathan Gould (403) 231-3916 or Toll Free: (800) 481-2804 Email: jonathan.gould@enbridge.com

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